================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2004
                                SEC File #0-24570

              ----------------------------------------------------


                              CENTRAL MINERA CORP.

                    P.O. Box 93038, Caulfeild Village R.P.O.
                                 West Vancouver
                                    V7W 3G4
                                     CANADA
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F [X]                     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

================================================================================

THIS FORM 6-K CONSISTS OF:

BRITISH COLUMBIA SECURITIES COMMISSION FORM 51-901F
QUARTER ENDED DECEMBER 31, 2003 FINANCIAL STATEMENT
NOTES TO FINANCIAL STATEMENT
MANAGEMENT DISCUSSION AND ANALYSIS
MATERIAL CHANGE REPORT

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CENTRAL MINERA CORPORATION



                                       By:     "Michael Cytrynbaum"

                                       Name:   Michael Cytrynbaum

                                       Title:  President

Date:  March 11, 2004

BRITISH COLUMBIA                                           QUARTERLY  REPORT
SECURITIES COMMISSION                                      BC FORM 51-901F
                                                           (previously Form 61)
-------------------------------------------------------------------------------

                              CENTRAL MINERA CORP.

                         Period ending December 31, 2003

-------------------------------------------------------------------------------------------------
ISSUER DETAILS                               FOR QUARTER ENDED         DATE OF REPORT
NAME OF ISSUER                                                         (YY/MM/DD)

Central Minera Corp.                         December 31, 2003         2004/02/20
-------------------------------------------------------------------------------------------------
ISSUER ADDRESS

PO Box 93038, Caulfeild Village RPO
-------------------------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                    ISSUER FAX NO.            ISSUER TELEPHONE NO.

West Vancouver, British Columbia, V7W 3G4    (604) 648-8341            (604) 687-6191
-------------------------------------------------------------------------------------------------
CONTACT NAME                                 CONTACT'S POSITION        CONTACT PHONE NO.

Barbara West                                                           (604) 687-6191
-------------------------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                       WEB SITE ADDRESS

barbwest@look.ca                             N/A
-------------------------------------------------------------------------------------------------


CERTIFICATE

The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

-------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                         PRINT FULL NAME           DATE SIGNED
                                                                       (YY/MM/DD)

"Michael Cytrynbaum"                         Michael Cytrynbaum        2004/02/20
-------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                         PRINT FULL NAME           DATE SIGNED
                                                                       (YY/MM/DD)

"Murray Kosick"                              Murray Kosick             2004/02/20
-------------------------------------------------------------------------------------------------

                                  SCHEDULE "A"

                               CENTRAL MINERA CORP
                          (A Development Stage Company)

                                  BALANCE SHEET
                           (in United States dollars)
                      (unaudited - prepared by management)

                                                   DECEMBER 31        JUNE 30
                                                       2003            2003
                                                  -------------    ------------
                      ASSETS

 CURRENT ASSETS
    Cash and cash equivalents                     $      7,481     $    65,569
    Accounts receivable and prepaid expenses             4,242          19,143
    Marketable securities                                8,513           8,513
                                                  ------------     -----------
                                                        20,236          93,225
                                                  ------------     -----------
 CAPITAL ASSETS                                          1,951           2,109
 MINERAL PROPERTIES                                          2               2
                                                  ------------     -----------
                                                  $     22,189     $    95,336
                                                  ============     ===========

                   LIABILITIES

 CURRENT LIABILITIES
   Accounts payable and accrued liabilities       $     19,990     $    24,209

            SHARE CAPITAL AND DEFICIT

 Convertible debentures (note 7)                            --         300,000
 Share capital   (note 4)                           41,847,541      41,547,541
 Deficit                                           (41,845,343)    (41,776,414)
                                                  ------------     -----------
                                                         2,198          71,127
                                                  ------------     -----------
                                                  $     22,188     $    95,336
                                                  ============     ===========


See accompanying notes
Approved by

"Michael Cytrynbaum"
---------------------------
Director

"Murray Kosick"
---------------------------
Director

                               CENTRAL MINERA CORP
                          (A Development Stage Company)

                       STATEMENT OF OPERATIONS AND DEFICIT
                           (in United States dollars)
                      (unaudited - prepared by management)


                                                         THREE MONTHS ENDED DECEMBER 31       SIX MONTHS ENDED DECEMBER 31
                                                         ------------------------------     -----------------------------
                                          CUMULATIVE          2003             2002             2003             2002
                                         ------------     ------------     ------------     ------------     ------------
EXPENSES
  Accounting & audit                     $    699,068     $      5,206     $        330     $      5,713     $      1,609
  Consulting fees                           1,842,065           22,249           30,594           40,943           56,183
  Amortization                                282,469               79               93              158              186
  Legal                                     1,847,800            2,962          113,264            4,048          117,562
  Office                                      930,859            2,850              917            3,484            3,951
  Rent                                        726,425               --               66               --              223
  Salaries & benefits                         292,742               35            3,445            1,490            3,445
  Transfer agent and filing fees              171,158            7,163           12,210            9,396           12,616
  Travel & promotion                        1,219,252               78            5,557            3,351           10,507
                                         ------------     ------------     ------------     ------------     ------------
                                            8,011,838           40,622          166,476           68,583          206,282
                                         ------------     ------------     ------------     ------------     ------------


  Interest and other income                (1,517,902)             (31)            (302)             (64)            (391)
  Loss (gain) on foreign exchange              44,334              873             (914)             410           (3,592)
  Investment write-down                     1,000,799               --               --
  Loss (gain) on marketable
     securities                               (13,961)              --               --
  Write - down of mineral
     properties                            24,724,778               --               --
  Option payment                                                                                                   (6,397)
  Loss on sale of capital assets               11,307               --               --
  Allowance (recoveries) for
     lawsuit settlement                       729,038               --         (145,791)                         (145,791)
  Loss on sale of subsidiary                8,855,112               --               --
                                         ------------     ------------     ------------     ------------     ------------
                                           33,833,505              842         (147,007)             346         (156,171)
                                         ------------     ------------     ------------     ------------     ------------
NET (LOSS) FOR THE PERIOD                 (41,845,343)         (41,464)         (19,469)         (68,929)         (50,111)
DEFICIT, BEGINNING OF THE PERIOD                   --      (41,803,879)     (41,621,168)     (41,776,414)     (41,590,526)
                                         ------------     ------------     ------------     ------------     ------------
DEFICIT, END OF PERIOD                   $(41,845,343)    $(41,845,343)    $(41,640,637)    $(41,845,343)    $(41,640,637)
                                         ============     ============     ============     ============     ============
NET LOSS PER COMMON SHARE                                 $     (0.002)    $     (0.001)    $     (0.003)    $     (0.002)
                                                          ============     ============     ============     ============
AVERAGE NUMBER OF OUTSTANDING
   SHARES                                                   23,847,979       21,197,568       23,847,979       21,197,568
                                                          ============     ============     ============     ============

See accompanying notes

                               CENTRAL MINERA CORP

                             STATEMENT OF CASH FLOWS
                           (in United States dollars)
                      (unaudited - prepared by management)

                                                                        THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                            DECEMBER 31               DECEMBER 31
                                                                      ---------------------      ----------------------
                                                      CUMULATIVE        2003          2002          2003         2002
                                                     ------------     --------     --------      ---------    ---------
CASH AND CASH EQUIVALENTS PROVIDED (USED) BY:

OPERATING ACTIVITIES
    Net loss                                         $(41,845,343)    $(41,464)    $(19,469)    $ (68,929)    $ (50,111)
      Add: Non-cash items:
           Amortization                                   282,469           79           93           158           186
           Loss on sale of subsidiary                   8,855,112           --           --            --            --
           Loss on sale of capital assets                  11,307           --           --            --            --
           Write-down of investment                     1,000,799           --           --            --            --
           Write-down of mineral property              24,724,777           --           --            --            --
           Stock compensation expense                       9,073           --           --            --            --
           Share consideration payable
              included in allowance for
              lawsuit settlement                          375,000           --           --            --            --
                                                     ------------     --------     --------     ---------      --------
                                                       (6,586,806)     (41,385)     (19,376)      (68,771)      (49,925)
    Net change in non-cash working capital items:
      Accounts receivable and prepaids                     (4,242)      (2,845)      (1,503)       14,902        (7,374)
      Marketable securities                                (8,513)          --           --            --        (3,199)
      Accounts payable and accrued liabilities             19,990       (2,232)       10,571       (4,219)      (42,806)
                                                     ------------     --------     --------     ---------     ---------
                                                       (6,579,571)     (46,462)     (10,308)      (58,088)     (103,304)
                                                     ------------     --------     --------     ---------     ---------
FINANCING ACTIVITIES
    Loan and debentures payable                            21,611           --          115      (300,000)       49,267
    Funds held in trust                                        --           --           --            --       175,000
    Shares issued                                      25,691,857           --           --       300,000
                                                     ------------     --------     --------     ---------     ---------
                                                       25,713,468           --          115            --
                                                     ------------     --------     --------     ---------     ---------
INVESTING ACTIVITIES
    Mineral property expenditures                     (17,311,378)          --           --            --
    Investment in private company                      (1,000,799)          --           --            --
    Purchase of capital assets                           (814,239)          --           --            --        (2,481)
                                                     ------------     --------     --------     ---------     ---------
                                                      (19,126,416)          --           --            --        (2,481)
                                                     ------------     --------     --------     ---------     ---------
INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                         7,481      (46,462)     (10,193)      (58,088)      118,482
CASH AND CASH EQUIVALENTS, BEGINNING                           --       53,943      134,696        65,569         6,021
                                                     ------------     --------     --------     ---------     ---------
CASH AND CASH EQUIVALENTS, ENDING                    $      7,481     $  7,481     $124,503     $   7,481     $ 124,503
                                                     ============     ========     ========     =========     =========

 See accompanying notes

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------

1.   GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at February 20, 2004, the Company had not reached a level of operations, which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.

2.   CONTINUING OPERATIONS

     The Company is engaged in the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2000, the shareholders approved a change of domicile and the consolidation of shares to a maximum ratio of 1:20. The directors have not implemented these changes.

3.   BASIS OF PRESENTATION

     These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2003 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the six month periods ended December 31, 2003 and 2002. Interim results are not indicative of the results of operations for the full year.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------


4.   SHARE CAPITAL:

     (a)  Authorized share capital:

          3,000,000 multiple variable voting shares without par value.

          Unlimited number of subordinate voting shares without par value.

          The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

     (b)  Issued

          Subordinate voting share                          Price
                                                          per Share               Shares          Consideration
                                                          ---------             ----------        -------------

          Balance, December 31, 2003                                            22,163,682         $41,547,541
                                                                                ----------         -----------
          Variable multiple voting shares                   Price
                                                          per Share               Shares          Consideration
                                                          ---------             ----------        -------------
               Balance June 30, 2003                                                     0         $         0
               Shares issued
                  Conversion of debenture                  $  .10                3,000,000         $   300,000
                                                                                ----------         -----------
               Balance, December 31, 2003                                        3,000,000         $   300,000
                                                                                ----------         -----------
          Total Shares issued, December 31, 2003                                25,163,682         $41,847,541
                                                                                ==========         ===========

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------

4.   SHARE CAPITAL (CONTINUED)

     (c)  Incentive stock option

          The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

          Details of director, employee and consultants' share purchase options are as follows:

          Balance                              Balance
          June 30,                             December 31,    Exercise
          2003         Expired   Exercised     2003            Price         Expiry Date
          ---------    -------   ---------     ------------    --------      ------------------

            600,000       --         --          600,000       $  .20        December 31, 2003
          1,325,000                            1,325,000       $  .20        December 31, 2005
          ---------                            ---------
          1,925,000                            1,925,000
          =========                            =========

          300,000 share options expired on December 31, 2003. The remaining 300,000 options originally expiring on December 31, 2003 were extended to December 31, 2004. The weighted average exercise price of the options outstanding as at December 31, 2003 is $0.20 (2002 - $0.20).

     (d)  Share purchase warrants:

          Details of share purchase warrants are as follows:

           Balance                                     Balance
           June 30,      Issued/                       December  31,    Exercise
           2003          (Cancelled)     Exercised     2003             Price            Expiry Date
           ---------     -----------     ---------     -------------    -----------      -------------
           6,003,340                                     6,003,340      $  .10/2wts       May 30, 2004
             966,114                                       966,114      $  .10/wt.        June 5, 2005
                         3,000,000                       3,000,000      $  .10/wt         July 31, 2004
           ---------     -----------     ---------       ---------
           6,969,454     3,000,000                       9,969,454
           =========     ===========     =========       =========


5.   RELATED PARTIES:

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                           2003         2002
                                                          -------      -------
Consulting or other fees paid to directors/officers
 or to companies controlled by directors/officers         $45,000      $56,183

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------


6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP"):

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

     a)   Income taxes

          For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

     b)   Stock-based compensation:

          For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

     c)   Other accounting standards

          i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

          ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

     DECEMBER 31
                                               2003           2002           2001
                                           -----------     -----------    -----------

     Share capital, under Canadian GAAP    $41,847,541     $41,441,857    $41,441,857
     Adjustment for APB No. 25                  12,490          21,563         21,563
                                           -----------     -----------    -----------
     Share capital under U.S. GAAP         $41,860,031     $41,463,420    $41,463,420
                                           ===========     ===========    ===========
     Deficit, under Canadian GAAP          $41,845,343     $41,624,366    $41,416,659
     Adjustment for APB No. 25                 (12,490)         21,563         21,563
                                           -----------     -----------    -----------
     Deficit under U.S. GAAP               $41,832,833     $41,602,803    $41,395,096
                                           ===========     ===========    ===========

     There is no effect on the statements of cash flow for the difference between Canadian GAAP and U.S. GAAP.


7.   CONVERTIBLE DEBENTURES

     The Company has completed a convertible debenture issue of $300,000 The debentures have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each $0.10 (3,000,000 units). Each unit consists of one variable multiple voting common share and one non-transferable share purchase warrant to acquire one subordinate voting common share at $0.30 per share, otherwise, one common share and one non-transferable share purchase warrant to acquire two common shares at $0.10 (originally $0.30) per share before July 31, 2004. Related parties subscribed for $125,000 of the debentures.

8.   SEGMENTED INFORMATION

     The Company is organized based on geographic areas. Information by reportable segment, to December 31, is as follows:

2003                                             CANADA      USA       TOTAL
----                                             -------     ----     -------
Operations
      Interest Income                            $   (33)    $ --     $   (33)
  Amortization                                       158       --         158
   Administration and other                       68,804               68,804
                                                 -------     ----     -------
   Loss for the six months                       $68,929     $ --     $68,929
                                                 =======     ====     =======
Total Assets                                     $22,189     $  1     $22,189
                                                 =======     ====     =======

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------

8.   SEGMENTED INFORMATION (CONTINUED)

2002                                              CANADA      USA       TOTAL
----                                             --------     ----     -------
Operations
      Interest Income                            $   (391)    $ --    $   (391)
  Amortization                                        186       --         186
   Administration and other                        50,316       --      50,316
                                                 --------     ----    --------
   Loss for the six months                       $ 50,111     $ --    $ 50,111
                                                 ========     ====    ========
Total Assets                                     $152,720     $  1    $152,720
                                                 ========     ====    ========

BRITISH COLUMBIA                                           QUARTERLY  REPORT
SECURITIES COMMISSION                                      BC FORM 51-901F
                                                           (previously Form 61)
-------------------------------------------------------------------------------

                              CENTRAL MINERA CORP.

                         Period ending December 31, 2003

-------------------------------------------------------------------------------------------------
ISSUER DETAILS                               FOR QUARTER ENDED         DATE OF REPORT
NAME OF ISSUER                                                         (YY/MM/DD)

Central Minera Corp.                         December 31, 2003         2004/02/20
-------------------------------------------------------------------------------------------------
ISSUER ADDRESS

PO Box 93038, Caulfeild Village RPO
-------------------------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                    ISSUER FAX NO.            ISSUER TELEPHONE NO.

West Vancouver, British Columbia, V7W 3G4    (604) 648-8341            (604) 687-6191
-------------------------------------------------------------------------------------------------
CONTACT NAME                                 CONTACT'S POSITION        CONTACT PHONE NO.

Barbara West                                                           (604) 687-6191
-------------------------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                       WEB SITE ADDRESS

barbwest@look.ca                             N/A
-------------------------------------------------------------------------------------------------

CERTIFICATE

The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

-------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                         PRINT FULL NAME           DATE SIGNED
                                                                       (YY/MM/DD)

"Michael Cytrynbaum"                         Michael Cytrynbaum        2004/02/20
-------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                         PRINT FULL NAME           DATE SIGNED
                                                                       (YY/MM/DD)

"Murray Kosick"                              Murray Kosick             2004/02/20
-------------------------------------------------------------------------------------------------

                                  SCHEDULE "B"

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------


1.   ANALYSIS OF EXPENSES AND DEFERRED COSTS:

     SIX MONTH PERIOD ENDED DECEMBER 31, 2003 ("YTD-03")
     TO DECEMBER 31, 2002("YTD-02")

     During the YTD-03 the company incurred a loss of $69,000, as compared to a loss of $50,000 for the YTD-02. The significant variances are as follows:

       Consulting Fees                 15,000     Change in rates charged
       Legal                          117,000     Lawsuit settled in 2002
       Travel & Other expenses          4,000     Cost reductions
       Foreign Exchange                (4,000)    Change in exchange rates
       Other income                  (151,000)    Settlement of lawsuit in 2002
       ------------------------------------------------------------------------
       (Increase) decrease in loss
       for the period                 (19,000)
       ------------------------------------------------------------------------

2.   TRANSACTIONS WITH RELATED PARTIES:

     Refer to Note 5 of the Financial Statements (Schedule "A").

3.   SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:

     Convertible debentures - Refer to Note 7 of the Financial Statements (Schedule "A") Authorized Share Capital - Refer to Note 4 (a) of the Financial Statements (Schedule "A") Issued Share Capital - Refer to Note 4
     (b) of the Financial Statements (Schedule "A") Options & Warrants - Refer to Note 4 (c) and (d) of the Financial Statements (Schedule "A")

4.   SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

     Refer to Note 4 of the Financial Statements (Schedule "A")

5.   DIRECTORS AND OFFICERS:

     Michael Cytrynbaum                 President and Director

     Murray Kosick                      Director

     Reinhard Siegrist                  Director

     Carlo Civelli                      Vice-President, Finance, Europe

     Joan Jamieson                      Corporate Secretary

     Barbara West                       Assistant Corporate Secretary

                                  SCHEDULE "C"

CENTRAL MINERA CORP.
(a Development Stage Company)
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------

MANAGEMENT DISCUSSION AND ANALYSIS

CURRENT OPERATIONS

Central Minera Corp. (the "Company") was largely inactive during the six month period to December 31, 2003. On July 31, 2003 the convertible debenture was deemed converted into units of the Company in the ratio of one unit for each $0.10 (3,000,000 units). Each unit consists of one variable multiple voting common share and one non-transferable share purchase warrant to acquire one subordinate voting common share at $0.10 (originally $0.30) per share before July 31, 2004. Subsequent to the quarter end, a private placement of $60,000 was completed. All funds will be used for operational expenses.

GENERAL

The Company has a limited history of operations and has not generated any operating revenues. The Company's assets currently consist of:

o a 15.72% interest in Cactus Gold Corp ("Cactus"), a private Nevada corporation which owns certain mining properties including the Josh Claim.

DISCUSSION OF OPERATIONS

     During the six month period to December 31, 2003 the company incurred a loss of $68,929, as compared to a loss of $50,111 for the six month period to December 31, 2002. The significant variances are as follows:

       Consulting Fees                 15,000     Reduction in rates charged
       Legal,                         117,000     Lawsuit settled in 2002
       Travel & Other expenses          4,000     Cost reductions
       Foreign Exchange                (4,000)    Change in exchange rates
       Other income                  (151,000)    One time settlement of lawsuit in 2002
       ---------------------------------------------------------------------------------
       (Increase) decrease in loss
       for the period                 (19,000)
       ---------------------------------------------------------------------------------

 CENTRAL MINERA CORP.
(a Development Stage Company)
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------

FINANCING

During the six months to December 31, 2003 a $300,000 convertible debenture was converted to share capital.

A private placement in the amount of $60,000 was completed on February 13th, 2004. Related parties subscribed to $50,000 of the placement.

LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2003 the Company had working capital of $ 200 as compared to a working capital of $100,000 at December 31, 2002. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. Cumulatively from the Company's inception, it has raised $25,691,857 through the sale of its shares.

The company's major use of funds has been operations and mineral property expenditures. During the six months to December 31, 2003 the Company spent $69,000 on operations ($206,000 in the six months to December 31, 2002). In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage. In the six months to December 31, 2003, the Company spent nothing on mineral properties.

CENTRAL MINERA CORP.
(a Development Stage Company)
(in United States dollars)

December 31, 2003
--------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934k, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                BC FORM 53-901F
                              (PREVIOUSLY FORM 27)

                        SECURITIES ACT (BRITISH COLUMBIA)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
          OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES

1.   REPORTING ISSUER

     CENTRAL MINERA CORP.
     P.O. Box 93038, Caulfeild Village R.P.O.
     West Vancouver, British Columbia
     V7W 3G4

     (the "Company" or "Central Minera")

2.   DATE OF MATERIAL CHANGE

     February 13, 2004

3.   PRESS RELEASE

     Date of Issuance:     February 13, 2004

     Place of Issuance:    Vancouver, B.C.

4.   SUMMARY OF MATERIAL CHANGE

     The Company has completed a private placement for gross proceeds of US$60,000.00.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Central Minera has completed a non-brokered private placement of 1,200,000 Units at a price of US$0.05 per Unit for gross proceeds of US$60,000.00. Each Unit consists of one Subordinate Voting Share in the capital of Central Minera and one warrant (a "Warrant"), each Warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of US$0.10 per Subordinate Voting Share until February 13, 2006.

     Proceeds of the private placement will be used for general working capital purposes.

     Shares acquired by the placees, and shares which may be acquired upon the exercise of the Warrants, are subject to a hold period until February 14, 2005, in accordance with applicable securities legislation.

6.   RELIANCE ON SECTION 85(2) OF THE ACT

     Not applicable.

7.   OMITTED INFORMATION

     Not applicable.

8.   SENIOR OFFICERS

     For further information contact:

     Michael Cytrynbaum
     President

     Telephone:        (604) 687-6191
     Facsimile:        (604) 648-8341

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver this 13th day of February, 2004.

                                       CENTRAL MINERA CORP.

                                       Per: "Michael Cytrynbaum"

                                       Michael Cytrynbaum, President
                                       -----------------------------
                                       (Print Name and Title)

                              CENTRAL MINERA CORP.
                                 P.O. BOX 93038
                            CAULFEILD VILLAGE R.P.O.
                        WEST VANCOUVER, BRITISH COLUMBIA
                                     V6C 3E8
                             TELEPHONE: 604-687-6191
                                FAX: 604-648-8341

OTC SYMBOL: CENMF.PK                                                     NR01-04
N E W S    R E L E A S E

FEBRUARY 13, 2004 - Central Minera has completed a non-brokered private placement of 1,200,000 Units at a price of US$0.05 per Unit for gross proceeds of US$60,000.00. Each Unit consists of one Subordinate Voting Share in the capital of Central Minera and one warrant (a "Warrant"), each Warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of US$0.10 per Subordinate Voting Share until February 13, 2006.

Proceeds of the private placement will be used for general working capital purposes.

Shares acquired by the placees, and shares which may be acquired upon the exercise of the Warrants, are subject to a hold period until February 14, 2005, in accordance with applicable securities legislation.

Central Minera has a direct equity interest in Cactus Gold Corp., a private precious metals development company, represented by holdings of 1.8 million shares. Cactus is developing precious metals properties in southern Nevada.

ON BEHALF OF THE BOARD OF DIRECTORS



Michael Cytrynbaum,
President

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events of performance are not statements of historical fact and may be "forward looking statements". Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Factors which may cause actual results to differ include availability of financing when needed, inability to establish reserves, environmental permitting regulations and requirements, weather, unforeseen technical difficulties, unusual and unexpected geological formations and other factors set forth in the Company's filings on Form 20F with the Securities and Exchange Commission. Forward looking statements in this news release may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could", or "might" occur.